Prospectus Supplement
                                                               Filed Pursuant to
                                                           Rule 424(b)(3) of the
                                                          Securities Act of 1933
                                                     Registration No. 333-117819


                            ------------------------

                            Supplement to Prospectus
                                      dated
                                January 26, 2005

                            ------------------------

                           GREENMAN TECHNOLOGIES, INC.

                            ------------------------

                               4,724,565 Shares of
                                  Common Stock

                            ------------------------


      This prospectus supplement relates to 4,724,565 shares of Common Stock, par value $.01 per share, of GreenMan Technologies, Inc. (the "Company").

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      No dealer, salesman or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. This Prospectus does not constitute any offer to sell or a solicitation of any offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not be lawfully made. Neither the delivery of this Prospectus nor any sale or distribution made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


                            ------------------------


                                 March 31, 2005

                          AMENDMENT TO CREDIT FACILITY

      On March 22, 2005, GreenMan Technologies, Inc. (together with its subsidiaries "we", "us" or "our") entered into an amendment and waiver agreement (the "Amendment") with respect to our $9 million credit facility with Laurus Master Fund, Ltd. ("Laurus").

      Under the Amendment, we will be permitted to maintain overadvances of up to $2,000,000 under our $4,000,000 secured revolving note dated June 30, 2004. The amount of the overadvances permitted from time to time will be reduced on a dollar for dollar basis, for (x) any reduction of the outstanding principal amount of the term note (up to the first $1,000,000) and (y) each dollar of the outstanding principal amount of our minimum borrowing note dated June 30, 2004 (up to the first $1,000,000) converted into shares of our common stock. No overadvances will be permitted after December 31, 2005.

      All overadvances outstanding from time to time will bear interest, in addition to the interest otherwise required, at a rate, calculated on the basis of a 360 day year, equal to 2% per annum on the amount of the overadvance. In the event that at any time we have outstanding overadvances of more than $2,000,000, or if any overadvance remains outstanding on or after January 1, 2006, the excess overadvance or overdue overadvance, as the case may be, will bear interest, in addition to that otherwise required, at a rate equal to 2% per month for all times such amounts are outstanding.

      Under the Amendment, the conversion price at which Laurus will be permitted to convert borrowings under the minimum borrowing note and the term note into shares of our common stock will be reduced from $1.31 (a 10% premium over the average closing price of the common stock on the American Stock Exchange for the 22-day period ending June 30, 2004) in the case of the minimum borrowing note and $1.25 (a 5% premium over the average closing price of the common stock on the American Stock Exchange for the 22-day period ending June 30, 2004) in the case of the term note to $.93 (the average closing price of the common stock for the five days immediately prior to the date of the Amendment); provided, however, that the first $1,000,000 aggregate principal amount of such notes converted into shares of common stock on or after the date of the Amendment will be convertible at a conversion price equal to $.79 (85% of the average closing price of the common stock for the five days immediately prior to the date of the Amendment. These conversion prices remain subject to further adjustment as described in the respective notes.

      Under the Amendment, Laurus waived any default by us that may have arisen under the term note as a result of our failure to repay Laurus the full amount of the principal due and payable on January 1, February 1 and March 1, 2005, and further agreed that we will not be required to repay the principal due under that note on April 1, May 1 and June 1, 2005 on such dates. The overdue principal and the postponed principal must be paid in full on the maturity date of the respective notes, together with all other amounts due and payable on that date.

      In addition to the filing of this Supplement to our Prospectus dated January 26, 2005, we agreed to file a new registration statement with the Commission, on or prior to April 30, 2005, to register the resale by Laurus of the shares of common stock issuable as a result of the Amendment and the change to the fixed conversion price to each of the term note and the minimum borrowing note as a result thereof.

                FINANCIAL RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2004

                           GreenMan Technologies, Inc.
                                   Form 10-QSB
                                Quarterly Report
                                December 31, 2004

                                Table of Contents

                          PART I - FINANCIAL INFORMATION                    Page

Item 1. Financial Statements (*)

        Unaudited Consolidated Balance Sheets as of  December 31, 2004 and
        September 30, 2004                                                     3

        Unaudited Consolidated  Statements of Operations for the three
        months ended December 31, 2004 and 2003                                4

        Unaudited Consolidated Statement of Changes in Stockholders'
        Equity for the three months ended December 31, 2004                    5

        Unaudited Consolidated Statements of Cash Flows for the three
        months ended December 31, 2004 and 2003                                6

        Notes to Unaudited Consolidated Financial Statements                7-15

Item 2. Management's Discussion and Analysis or Plan of Operations         16-28

Item 3. Controls and Procedures                                               28

                           PART II - OTHER INFORMATION

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds           29

Item 6. Exhibits and Reports on Form 8-K                                      29

        Signatures                                                            30


* The financial information at September 30, 2004 has been taken from audited financial statements at that date and should be read in conjunction therewith. All other financial statements are unaudited.

                           GreenMan Technologies, Inc.
                           Consolidated Balance Sheets

                                                                                        December 31,    September 30,
                                                                                            2004            2004
                                                                                        ------------    ------------
                                      ASSETS
Current assets:
  Cash and cash equivalents .........................................................   $    297,012    $    509,787
  Accounts receivable, trade, less allowance for doubtful accounts of $218,713 and
     $187,559 as of December 31, 2004 and September 30, 2004 ........................      3,760,785       4,383,935
  Product inventory .................................................................        717,841         667,839
  Other current assets ..............................................................      1,327,329       1,365,594
                                                                                        ------------    ------------
        Total current assets ........................................................      6,102,967       6,927,155
                                                                                        ------------    ------------
Property, plant and equipment, net ..................................................     11,679,019      11,516,253
                                                                                        ------------    ------------
Other assets:
  Deferred loan costs ...............................................................        589,046         626,233
  Goodwill, net .....................................................................      3,533,894       3,533,894
  Customer relationship intangibles, net ............................................        247,525         253,725
  Deferred tax asset ................................................................             --         270,000
  Other .............................................................................        690,561         494,496
                                                                                        ------------    ------------
        Total other assets ..........................................................      5,061,026       5,178,348
                                                                                        ------------    ------------
                                                                                        $ 22,843,012    $ 23,621,756
                                                                                        ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable, current ............................................................   $  1,174,722    $  1,177,390
  Notes payable, line of credit .....................................................        399,950         500,000
  Convertible notes payable, current ................................................      1,520,929       1,270,929
  Convertible notes payable, line of credit .........................................      2,202,789       1,814,042
  Accounts payable ..................................................................      5,177,737       4,158,492
  Accrued expenses, other ...........................................................      1,127,425       1,225,455
  Obligations under capital leases, current .........................................        300,072         302,977
                                                                                        ------------    ------------
        Total current liabilities ...................................................     11,903,624      10,449,285
  Notes payable, related parties, non-current portion ...............................        699,320         699,320
  Notes payable, non-current portion ................................................      3,165,928       3,358,147
  Convertible notes payable, non-current portion ....................................      2,085,222       2,434,205
  Obligations under capital leases, non-current portion .............................      2,799,989       2,874,885
  Deferred gain on sale leaseback transaction .......................................        406,967         419,115
                                                                                        ------------    ------------
        Total liabilities ...........................................................     21,061,050      20,234,957
                                                                                        ------------    ------------

Stockholders' equity:
  Preferred stock, $1.00 par value, 1,000,000 shares authorized, none outstanding ...             --              --
  Common stock, $.01 par value, 30,000,000 shares authorized, 19,200,352 shares and 19,072,963 shares issued and outstanding at December 31, 2004 and
    September 30, 2004 ..............................................................        192,003         190,729
  Additional paid-in capital ........................................................     31,954,110      31,755,384
  Accumulated deficit ...............................................................    (30,364,151)    (28,559,314)
                                                                                        ------------    ------------
        Total stockholders' equity ..................................................      1,781,962       3,386,799
                                                                                        ------------    ------------
                                                                                        $ 22,843,012    $ 23,621,756
                                                                                        ============    ============

     See accompanying notes to unaudited consolidated financial statements.

                           GreenMan Technologies, Inc.
                 Unaudited Consolidated Statements of Operations

                                                                  Three Months Ended
                                                             December 31,    December 31,
                                                                 2004            2003
                                                             ------------    ------------
Net sales ................................................   $  8,045,357    $  7,798,750
Cost of sales ............................................      7,944,233       6,659,941
                                                             ------------    ------------
Gross profit .............................................        101,124       1,138,809
                                                             ------------    ------------
Operating expenses:
    Selling, general and administrative ..................      1,215,536       1,068,241
                                                             ------------    ------------
Operating profit (loss) ..................................     (1,114,412)         70,568
                                                             ------------    ------------
Other income (expense):
    Interest and financing costs .........................       (405,901)       (354,796)
    Casualty income, net .................................             --         112,766
    Other, net ...........................................        (14,524)         (6,121)
                                                             ------------    ------------
        Other income (expense), net ......................       (420,425)       (248,151)
                                                             ------------    ------------
Net loss before income taxes .............................     (1,534,837)       (177,583)
Income tax provision .....................................        270,000              --
                                                             ------------    ------------
Net loss .................................................   $ (1,804,837)   $   (177,583)
                                                             ============    ============

Net loss per share - basic and diluted ...................   $      (0.09)   $      (0.01)
                                                             ============    ============

Weighted average shares outstanding - basic and diluted ..     19,106,195      16,061,939
                                                             ============    ============

     See accompanying notes to unaudited consolidated financial statements.

                           GreenMan Technologies, Inc.
       Unaudited Consolidated Statement of Changes in Stockholders' Equity
                      Three Months Ended December 31, 2004

                                                                                   Additional
                                                                Common Stock         Paid In      Accumulated
                                                             Shares      Amount      Capital         Deficit        Total
                                                           ---------------------   -----------   -------------   -----------
Balance, September 30, 2004 ............................   19,072,963   $190,729   $31,755,384   $(28,559,314)   $ 3,386,799
Common stock issued in connection with potential
  business acquisition .................................      127,389      1,274       198,726             --        200,000
Net loss for the three months ended December 31, 2004 ..           --         --            --     (1,804,837)    (1,804,837)
                                                           ----------   --------   -----------   ------------    -----------
Balance, December 31, 2004 .............................   19,200,352   $192,003   $31,954,110   $(30,364,151)   $ 1,781,962
                                                           ==========   ========   ===========   ============    ===========

     See accompanying notes to unaudited consolidated financial statements.

                           GreenMan Technologies, Inc.
                 Unaudited Consolidated Statements of Cash Flow

                                                                                      Three Months Ended December 31,
                                                                                             2004          2003
                                                                                         -----------    ---------
Cash flows from operating activities:
    Net loss .........................................................................   $(1,804,837)   $(177,583)
    Adjustments to reconcile net loss to net cash provided by operating activities:
    Depreciation .....................................................................       576,402      541,216
    Deferred income tax writeoff .....................................................       270,000           --
    Loss on disposal of property, plant and equipment ................................        17,321        5,099
    Amortization .....................................................................        92,878       27,764
    Decrease (increase) in assets:
        Accounts receivable ..........................................................       623,150      (92,765)
        Insurance claim receivable ...................................................            --      634,172
        Product inventory ............................................................       (50,002)    (204,065)
        Other current assets .........................................................        38,265      (18,709)
    (Decrease) increase in liabilities:
        Accounts payable .............................................................     1,019,245     (789,888)
        Accrued expenses .............................................................       (98,030)    (331,057)
                                                                                         -----------    ---------
           Net cash provided by (used for) operating activities ......................       684,392     (405,816)
                                                                                         -----------    ---------
Cash flows from investing activities:
    Purchase of property and equipment ...............................................      (756,487)    (240,509)
    (Increase) in notes receivable, officers .........................................            --       (3,429)
    Decrease (increase) in other assets ..............................................        (2,963)    (201,907)
                                                                                         -----------    ---------
           Net cash (used for) investing activities ..................................      (759,450)    (445,845)
                                                                                         -----------    ---------
Cash flows from financing activities:
    Decrease (increase) in deferred financing costs ..................................       (13,170)     (94,367)
    Net advances under line of credit ................................................       273,141      187,873
    Repayment of notes payable .......................................................      (355,887)    (470,781)
    Proceeds from notes payable ......................................................        36,000      239,257
    Proceeds from notes payable, related parties .....................................            --       75,000
    Proceeds from convertible notes payable ..........................................            --      375,000
    Principal payments on obligations under capital leases ...........................       (77,801)    (104,532)
                                                                                         -----------    ---------
           Net cash (used for)  provided by financing activities .....................      (137,717)     207,450
                                                                                         -----------    ---------
Net increase (decrease) in cash ......................................................      (212,775)    (644,211)
Cash and cash equivalents at beginning of period .....................................       509,787      990,745
                                                                                         -----------    ---------
Cash and cash equivalents at end of period ...........................................       297,012    $ 346,534
                                                                                         ===========    =========

Supplemental cash flow information:
  Common stock issued in connection with potential business acquisition ..............       200,000           --
  Interest paid ......................................................................       320,967      323,760
  Taxes paid .........................................................................         4,227          550

      See accompanying notes to unaudited consolidated financial statements

                           GreenMan Technologies, Inc.
              Notes To Unaudited Consolidated Financial Statements
                                December 31, 2004

1.   Business

     GreenMan Technologies, Inc. (together with its subsidiaries, "we", "us" or "our") was originally founded in 1992 and has been operated as a Delaware corporation since 1995. Today, we comprise six operating locations that collect, process and market scrap tires in whole, shredded or granular form. We are headquartered in Lynnfield, Massachusetts and currently operate tire processing operations in California, Georgia, Iowa, Minnesota, Tennessee and Wisconsin and operate under exclusive agreements to supply whole tires used as alternative fuel to cement kilns located in Alabama, Florida, Georgia, Illinois, Missouri and Tennessee.

2.   Basis of Presentation

     The consolidated financial statements include the accounts of GreenMan Technologies, Inc. and our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The financial statements are unaudited and should be read in conjunction with the financial statements and notes thereto for the year ended September 30, 2004 included in our Annual Report on Form 10-KSB. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations, although we believe the disclosures which have been made are adequate to make the information presented not misleading. The results of operations for the periods reported are not necessarily indicative of those that may be expected for a full year. In our opinion, all adjustments which are necessary for a fair statement of operating results for the interim periods presented have been made.

     The financial statements have been prepared assuming we will continue as a going concern. We have incurred substantial losses from operations, and have a working capital deficiency of $5,800,659 at December 31, 2004. These factors raise substantial doubt about our ability to continue as a going concern. Our liquidity had been significantly and adversely affected since our primary source of working capital financing and long term debt, Southern Pacific Bank and its wholly owned subsidiary Coast Business Credit, were closed by the Commissioner of Financial Institutions of the State of California in February 2003. In particular, we have had to significantly slow down or delay the implementation of several growth initiatives, including establishing a new high volume tire processing facility in Tennessee, shredding and screening upgrades in Georgia and Minnesota, and the installation of our waste wire processing equipment in Minnesota. These and other conditions have caused us to incur both significant expenses in the short-term and have limitations on our ability to grow in the longer-term.

     Despite these challenges during the past eighteen months, we invested over $3 million in new equipment to increase processing capacity at our Iowa, Minnesota, Georgia and Tennessee locations which will allow us to increase our overall revenue with limited capital investment. We have identified, and are currently selling product into several new, higher-value markets as evidenced by a 13% increase in end product revenue during fiscal 2004 and 3% for the quarter ended December 31, 2004, despite the fact that our Georgia waste wire processing equipment has been inoperable until November 2004. We estimate that during the year ended September 30, 2004, reduced end product revenue and excess waste disposal costs of over $1 million were associated with the impact of a March 31, 2003 fire in Georgia. We continue to experience strong demand for our end products and remain confident in our ability to continue to grow our revenue base. In addition, we have reconfigured our Wisconsin location to substantially reduce operating costs and maximize our return on assets. The reconfiguration was completed during the quarter ended December 31,2004. Additionally, management continues to attempt to negotiate more favorable tipping fees with kiln relationships in several markets with the ultimate goal of substantially reducing these fees from current levels.

     We understand that our continued existence is dependent on our ability to achieve profitable status on a sustainable basis and have implemented and/or are in the process of implementing the following actions:

                           GreenMan Technologies, Inc.
              Notes To Unaudited Consolidated Financial Statements
                                December 31, 2004

2.   Basis of  Presentation - (Continued)

A.   Credit Facility Refinancing

     On June 30, 2004, we entered into a three-year, $9 million credit facility with Laurus Master Fund, Ltd., consisting of a $5 million convertible, revolving working capital line of credit and a $4 million convertible term loan. (See Note
9).

B.   Private Placement of Investment Units

     On April 9, 2004, we commenced a private offering of investment units. Each unit consists of one share of our common stock and a warrant to purchase 0.5 shares of our common stock. As of June 30, 2004, when the offering was terminated, we had sold 1,594,211 units (1,594,211 shares of our common stock and warrants to purchase 797,105 additional shares of our common stock at prices ranging from $1.56 to $2.06 per share) to investors, including our directors and existing shareholders, for gross proceeds of $1,547,000.

C.   Related Party Notes Payable

     See the discussion of certain notes payable to related parties at Note 9 "Notes Payable - Related Parties".

D.   Convertible Note Payable

     In December 2003, we entered into a note purchase agreement with an accredited investor and, pursuant thereto, we issued a convertible note in the aggregate principal amount of $375,000 and bearing interest at 10%, due December 22, 2004. The note and accrued interest of $11,854 was converted on June 24, 2004 into 369,331 shares of common stock and we issued warrants to purchase 553,997 shares of our common stock.

E.   Sale and Leaseback of Real Estate

     During March 2004, our Minnesota subsidiary sold all of its land and buildings to an entity co-owned by an employee for $1,400,000, realizing a gain of $437,337 which has been recorded as unearned income and will be recognized as income ratably over the term of the lease. Simultaneous with the sale, we entered into an agreement to lease property back. We used $875,000 of the proceeds to repay an existing obligation to Bremer Business Finance.

F.   Tennessee Facility

     We initially allocated approximately $1 million of proceeds from the Laurus credit facility to purchase necessary shredding equipment for our Tennessee facility. No assurance can be given, however, that we will be able to open this facility on a fully operational basis in a timely manner.

     The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                           GreenMan Technologies, Inc.
              Notes To Unaudited Consolidated Financial Statements
                                December 31, 2004

3.   Net Loss Per Share

     Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if potentially dilutive common shares had been issued, as well as any adjustment to income that would result from the assumed conversion. Potential common shares that may be issued by us relate to outstanding stock options and warrants (determined using the treasury stock method) and convertible debt. Basic and diluted net loss per share are the same for the three months ended December 31, 2004 and 2003, since the effect of the inclusion of all outstanding options, warrants and convertible debt would be anti-dilutive.

4.   Insurance Claim

     On March 31, 2003, a portion of our Georgia facility and several pieces of waste wire processing equipment were damaged by a fire.

     In December 2003, we reached a settlement agreement with our insurance carrier amounting to $1,029,885 of which $821,172 was applicable to losses incurred during fiscal 2003. The settlement amount, net of direct costs incurred, resulted in net casualty income of $431,594 during the fiscal year ended September 30, 2003 and $112,766 during the quarter ended December 31, 2003, which is classified as other income in the accompanying statement of operations. In December 2003 all remaining amounts associated with this settlement were received.

5.   Annual Assessment of Goodwill

     We have elected to perform the required annual impairment test of our goodwill on the last day of our fiscal third quarter. As of June 30, 2004, we have concluded that goodwill is not impaired.

6.   Notes Receivable, Officers

     In January 1998 we advanced $104,000 to an officer under an 8.5% secured promissory note with both principal and interest due January 2001. This note was amended on September 30, 2000 to extend the maturity until April 15, 2002 (subsequently extended to April 15, 2004) and increase the interest rate to 9.5%. On April 30, 2004 the remaining balance of $163,000, including interest, was applied to offset obligations under our $400,000 September 30, 2003 note payable due to the officer. (See Note 10).

     In January 1999, we advanced two officers $55,000, in aggregate, under 8.5% secured promissory notes with both principal and interest due January 2002 (subsequently extended to January 2004). The proceeds were used to participate in a private placement of our common stock and the loans were secured by 191,637 shares of common stock owned by the two officers. In June 2002, the two officers repaid $5,000 each toward their respective then outstanding balances. On March 31, 2004, one officer agreed to apply his then outstanding balance of $24,000 against obligations under our $400,000 September 30, 2003 note payable due to the officer. (See Note 10). On May 11, 2004 the other officer sold 36,717 shares of common stock valued at $44,248 back to us in full settlement of all amounts due under his note. We subsequently cancelled these shares, which reduced our total shares issued and outstanding.

                           GreenMan Technologies, Inc.
              Notes To Unaudited Consolidated Financial Statements
                                December 31, 2004

7.   Property, Plant and Equipment

     Property, plant and equipment consists of the following:

                                                            December 31,        September 30,       Estimated
                                                                2004                2004           Useful Lives
                                                            ------------         -----------      --------------
     Land ........................................           $   167,981         $   167,981
     Buildings and improvements ..................             3,643,098           3,595,104      10 - 20 years
     Machinery and equipment .....................            10,754,356           9,716,896       5 - 10 years
     Furniture and fixtures ......................               440,423             277,146       3 - 5 years
     Motor vehicles ..............................             6,140,018           6,087,959       3 - 10 years
     Construction in process .....................               149,333             891,267
                                                             -----------         -----------
                                                              21,295,209          20,736,353

     Less accumulated deprecation and
       amortization ..............................            (9,616,190)         (9,220,100)
                                                             -----------         -----------
     Property, plant and equipment, net ..........           $11,679,019         $11,516,253
                                                             ===========         ===========

8.   Acquisition Deposit

     In August 2004, we executed a non-binding letter of intent and escrow agreement in connection with a potential business acquisition. Pursuant to the escrow agreement, we have made a "good faith" payment amounting to $350,000, which was to be applied toward the purchase price upon completion of the transaction. On December 8, 2004, we executed a new letter of intent which superceded the August letter of intent in which we will lease, with an option to buy, certain pieces of tire processing equipment owned by the third party. These leases were executed in January 2005 and provide for aggregate monthly payments of $25,300 over terms ranging from 48 to 60 months. In addition, we were granted an exclusive purchase option to acquire additional operating assets of the third party if predetermined financial performance criteria are met by the third party during the subsequent fifteen to twenty four month period after December 8, 2004. The ultimate purchase price cannot be determined at this time. In return for the exclusive purchase option, we issued 127,389 shares of our common stock (valued at $200,000) to the third party. If we exercise our exclusive purchase option and close a transaction, the value of the shares will be applied against the purchase price of the assets. If the exclusive purchase option expires or we decide not to exercise the option, the third party shall retain a sufficient number of our shares to equal $200,000 (as of the date that the purchase option expires) and return the balance of such shares of common stock to us. If at the time the purchase option expires, the value of the shares is less than $200,000, we will issue a sufficient number of additional shares to equal $200,000. In connection with this agreement and based on the fair market value of our stock at each quarter end, we may be required to record an asset or liability based upon the sufficient number of shares required to meet the requirements of the agreement, as required under Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities". At December 31, 2004, we have not recorded a related liability as the amount is immaterial, and would be offset by a corresponding increase in the related deposit. We have also agreed to use the $350,000 held in escrow to prepare and move the leased equipment for our use. The $350,000 escrow deposit is included in other long term assets.

                           GreenMan Technologies, Inc.
              Notes To Unaudited Consolidated Financial Statements
                                December 31, 2004

9.   Notes Payable/Credit Facilities

First American Credit Facility

     On April 4, 2002, our Iowa subsidiary executed a five-year, $1,185,000 secured term note and a one year $300,000 working capital line of credit (secured with all Iowa assets) with First American Bank ("First American"). The proceeds of this term note were used in connection with the acquisition of UT Tire Recyclers, Inc in April 2002.

     On February 13, 2003, our Iowa subsidiary amended its existing term debt with First American under the terms of a five-year, $1,760,857 secured term note. The note is payable in sixty monthly installments of $34,660 and is secured with all Iowa assets. They also renewed their working capital line of credit which was increased to $500,000. The line of credit has been subsequently extended to January 20, 2005 and First American temporarily increased the maximum availability under the line of credit to $650,000 through September 30, 2004. The term note bears interest at 7.5% and the line of credit bears interest at the prime rate plus 1%.

     On November 15, 2004, First American reduced the availability under our working capital line of credit and issued a $100,050 Irrevocable Letter of Credit as collateral for a performance bond associated with a significant scrap tire cleanup project in Iowa. The Letter of Credit will remain in force until the sooner of the projects completion (estimated to be May 2005) or November 15, 2005.

Laurus Credit Facility

     On June 30, 2004, we entered into a $9 million credit facility with Laurus Master Fund, Ltd., ("Laurus") consisting of a $5 million convertible, revolving working capital line of credit and a $4 million convertible term note loan. At closing, we borrowed $4 million under the term loan and $2 million under the line of credit, and used approximately $1,860,000 of the proceeds to repay the outstanding indebtedness under our existing credit facility with WAMCO and approximately $1,070,000 to repay in full the indebtedness due Cryopolymers Leasing. Additional proceeds of the financing were used to increase working capital and to pay certain costs and fees associated with this transaction including a $425,000 placement fee paid to our investment bank.

     The line of credit has a three-year term. Borrowings bear interest at the prime rate published in The Wall Street Journal from time to time plus 1.0% (6.25% at December 31, 2004), and are convertible into shares of our common stock at the option of Laurus. Except for downward adjustments provided in the credit facility terms described below, the interest rate shall not be below 5%. Subject to certain limitations, Laurus will have the right, but not the obligation, to convert the first $1 million of borrowings under the line of credit into our common stock at a price of $1.31 (a 10% premium over the 22-day trailing average closing price of our common stock on the American Stock Exchange on June 30, 2004). The conversion price for each subsequent $1 million of borrowings will be adjusted upward so that the conversion price will always reflect a 10% premium over the 22-day trailing average closing price computed on each $1 million increment. The amount we may borrow at any time under the line of credit is limited to 90% of eligible accounts receivable (90 days or less) and 50% of eligible finished goods inventory, subject to certain limitations. The line of credit requires us to maintain a minimum borrowing of $1,000,000.

     In connection with the Line of Credit, we issued Laurus a warrant to purchase up to 990,000 shares of our common stock at prices ranging from $1.63 to $2.29. The warrant, valued at $82,731, is immediately exercisable, has a term of ten years and allows for cashless exercise at the option of Laurus, and does not contain any "put" provisions.

     Net proceeds received from advances made under the line at closing were allocated to the line of credit and the warrant based on their relative fair values resulting in a discount on the line of credit amounting to $186,700 which will be amortized to interest expense over the three-year term of the borrowing or immediately upon conversion.

                           GreenMan Technologies, Inc.
              Notes To Unaudited Consolidated Financial Statements
                                December 31, 2004

9.   Notes Payable/Credit Facility - (Continued)

     The term note also has a three-year term and bears interest at the prime rate published in The Wall Street Journal from time to time plus 1.0% (6.25% at December 31, 2004), with interest payable monthly. Except for downward adjustments provided in the credit facility terms described below, the interest rate shall not be below 5%. Principal will be amortized over the term of the loan, commencing on November 1, 2004, with minimum monthly principal payments of $125,000. As of February 21, 2005, Laurus has agreed to defer payment of our December - February 2005 monthly principal payments until March 1, 2005 at which time they may chose to request payment of one of all of the deferred payments or defer the payments for an additional period. Laurus has the option to convert some or all of the principal and interest payments into common stock at a fixed conversion price of $1.25 reflecting a 5% premium over the 22-day trailing average closing price of our common stock on the American Stock Exchange on June 30, 2004. ("Fixed Conversion Price"). Subject to certain limitations, regular payments of principal and interest will be automatically payable in common stock if the 5-day average closing price of the common stock immediately preceding a payment date is greater than or equal to 110% of the Fixed Conversion Price.

     In connection with the term note, we issued Laurus a warrant to purchase up to 390,000 shares of our common stock at prices ranging from $1.56 to $2.18. The warrant, valued at $37,161, is immediately exercisable, has a term of ten years and allows for cashless exercise at the option of Laurus, and does not contain any "put" provisions.

     Net proceeds received from issuance of the term note amounted to $3,788,950 and were allocated to the term note and the warrant based on their relative fair values. The note contained a beneficial conversion feature of $64,000 at issuance based on the intrinsic value of the shares into which the note is convertible, and a debt issue discount amounting to $248,200. The beneficial conversion discount was recorded as paid-in-capital and will be amortized to interest expense along with the debt discount over the three-year term of the note or ratably upon any partial conversion.

     We will be required to pay a premium of 2% of the amount of each principal payment made in cash under the line of credit and/or the term note. In addition, we will be required to pay a penalty of 20% of the then-outstanding balance of the term note if we prepay that note.

     The interest rate under each of the notes is subject to downward adjustment on a monthly basis (but not to less than 0%). The downward adjustment will be in the amount of 200 basis points (2.0%) for each incremental 25% increase in the average closing price of our common stock over the then applicable conversion price of the note for the five-day period preceding such monthly determination date if we have at that time registered for resale all of the shares of our common stock underlying the notes and warrants we are issuing to Laurus in this transaction, or 100 basis points (1.0%) for each incremental 25% increase in the average closing price of our common stock over the then applicable conversion price of the note for the five-day period preceding such monthly determination date if we have not at that time registered for resale all of such shares.

     The credit facility is secured by a first-priority security interest in substantially all of our assets, including the capital stock of our active subsidiaries. Our active subsidiaries have guaranteed our obligations to Laurus and have granted Laurus a security interest in their assets to secure this guarantee.

     We incurred investment banking costs amounting to $559,000, including $455,000 in cash and $103,840 in the form of 57,252 shares of our unregistered common stock valued at $75,000 and warrants to purchase up to 270,000 shares of our common stock valued at $28,840. The warrants are immediately exercisable, have a term of five years and have exercise prices ranging from $1.64 to $2.29.

     Total debt issuance costs incurred in connection with securing the credit facility amounted to approximately $674,000 of deferred financing costs which will be amortized to interest expense over the three year term. Additionally, a management fee amounting to $315,000 was paid to Laurus from the closing proceeds, and was recorded as a debt discount to be amortized to interest expense over the three year term.

                           GreenMan Technologies, Inc.
              Notes To Unaudited Consolidated Financial Statements
                                December 31, 2004

9.   Notes Payable/Credit Facility - (Continued)

     We have agreed to register for resale under the Securities Act of 1933 the shares of common stock issuable to Laurus upon conversion of borrowings under the credit facility and upon exercise of the warrants. Pursuant to this agreement, we filed a registration statement on Form SB-2 with respect to 4,724,565 shares of our common stock with the Securities and Exchange Commission on July 30, 2004. This statement was declared effective on January 26, 2005. We will file a registration statement with respect to 2,157,000 additional shares that may be issued to Laurus after the listing of those shares on the American Stock Exchange is approved by our stockholders.

     The amount of our common stock Laurus may hold at any given time is limited to no more than 4.99% of our outstanding capital stock and no more than 25% of our aggregate daily trading volume determined over the five-day period prior to the date of determination. These limitations may be waived by Laurus on 90 days' prior notice, or without notice if we are in default.

     The conversion price applicable to each of the notes and the exercise price of each of the warrants is subject to downward adjustment if we issue shares of our common stock (or common stock equivalents) at a price per share less than the applicable conversion or exercise price. There are exceptions for issuances of stock and options to our employees and for certain other ordinary course stock issuances.

     Subject to applicable cure periods, amounts borrowed from Laurus are subject to acceleration upon certain events of default, including: (i) any failure to pay when due any amount we owe to Laurus; (ii) any material breach by us of any other covenant made to Laurus; (iii) any misrepresentation made by us to Laurus in the documents governing the credit facility; (iv) the institution of certain bankruptcy and insolvency proceedings by or against us; (v) the entry of certain monetary judgments against us that are not paid or vacated for a period of 30 business days; (vi) suspensions of trading of our common stock;
(vii) any failure to deliver shares of common stock upon conversions under the credit facility; (viii) certain defaults under agreements related to any of our other indebtedness; and (ix) changes of control of our company. Substantial fees and penalties are payable to Laurus in the event of default.

     Pursuant to the terms of the Laurus notes, we are required to provide unaudited financial statements within forty five days of each quarter end and due to unforeseen delays we provided the financial statements subsequent to the forty five days. Laurus has agreed to waive any and all defaults resulting from our failure to file our financial statements timely.

10.   Notes Payable-Related Party

Convertible Notes Payable-Related Party

     One of our directors was owed $300,000 under the terms of an October 1999 private offering of 10% convertible notes and warrants and $75,000 under the terms of a February 2000 offering of 11% convertible notes and warrants. The convertible notes originally matured twelve months after issuance and were payable in cash or unregistered shares of our common stock at a conversion price of $1.00 per share. In September 2000 and June 2001, the director agreed to extend the maturity date of each note for an additional twelve months from their original maturity. In return for the June 2001 extension, we agreed to reduce the conversion price to $.75 per share. In September 2002, the director again agreed to extend the maturity of each note for an additional twenty-four months from their extended maturity dates which range from October 2004 to February 2005.

     On February 16, 2004, the director converted both notes, including $375,000 of principal and $168,210 of accrued interest into 724,281 shares of our unregistered common stock pursuant to the amended terms noted above.

                           GreenMan Technologies, Inc.
              Notes To Unaudited Consolidated Financial Statements
                                December 31, 2004

10.   Notes Payable-Related Party - (Continued)

Notes Payable-Related Party

     In November 2000, we borrowed $200,000 from the same director who held the convertible notes referred to above. This unsecured note payable bears interest at 12% per annum with interest due monthly and the principal due originally in November 2001. In June 2001, the director agreed to extend the maturity date of the note for an additional twelve months from its original maturity. In September 2002, the director agreed to extend the maturity of the note for an additional twenty-four months or until November 2004. In June 2004, the director agreed to extend the maturity of this note until the earlier of when all amounts due under the Laurus credit facility (See Note 8) have been repaid or June 30, 2007.

     During the period of June to August 2003, two immediate family members of an officer loaned us a total of $400,000 under the terms of two-year, unsecured promissory notes which bear interest at 12% per annum with interest due quarterly and the principal due upon maturity. In March 2004, these same individuals loaned us an additional $200,000 in aggregate, under similar terms with the principal due upon maturity March 2006. These individuals each agreed to invest the entire $100,000 principal balance of their June 2003 notes ($200,000 in aggregate) into the April 2004 private placement of investment units and each received 113,636 units in these transactions. At December 31, 2004, the remaining balance due on these advances amounted to $400,000.In addition, the two individuals agreed to extend the maturity of the remaining balance of these notes until the earlier of when all amounts due under the Laurus credit facility (See Note 8) have been repaid or June 30, 2007.

     In September 2003, an officer loaned us $400,000 under the terms of a September 30, 2003 unsecured promissory note which bears interest at 12% per annum with interest due quarterly and the principal due March 31, 2004 (subsequently extended to September 30, 2004). In 2004, the officer applied approximately $114,000 of the balance due him and accrued interest of approximately $21,000 to exercise options to purchase 185,000 shares of common stock . In addition, he agreed to extend the maturity of the remaining balance of this note until the earlier of when all amount due under the Laurus credit facility (See Note 8) have been repaid or June 30, 2007. At December 31, 2004, the remaining balance due on this note amounted to $99,320.

     On September 30, 2003, our Georgia subsidiary's landlord, loaned us $100,000 under the terms of a September 30, 2003 unsecured promissory note which bears interest at 12% per annum with interest due quarterly and the principal due September 30, 2004. In June 2004, the landlord agreed to invest the entire $100,000 principal balance of the unsecured promissory note plus accrued interest of $7,300 into the April 2004 private placement of investment units and received 121,932 units in this transaction.

   In October 2003, one of our officers loaned us $75,000 under the terms of an October 22, 2003 unsecured promissory note payable which bears interest at 12% per annum with interest due quarterly and the principal due June 30, 2004. During January and February 2004, the same officer advanced us an additional $250,000 under substantially similar notes that are also due in June 2004. This officer agreed to invest all unpaid principal and interest under these advances amounting to approximately $350,000 into the April 2004 private placement of units and received 339,806 units in this transaction.

                           GreenMan Technologies, Inc.
              Notes To Unaudited Consolidated Financial Statements
                                December 31, 2004

11.  Stock Options

     We apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock options issued to our employees and directors. Had the compensation cost for the stock options issued to our employees and directors been determined based on the fair value at the grant dates consistent with Statement of Financial Accounting Standards No. 123, the net loss and net loss per share would have been adjusted to the proforma amounts indicated below:

                                                   Three Months Ended      Three Months Ended
                                                    December 31,2004        December 31,2003
                                                    ----------------        ----------------

Net loss as reported ..........................        $(1,804,837)             $(177,583)
Add: Compensation recognized under APB No.25 ..                 --                     --
Less: Compensation recognized under FAS 123 ...            (25,997)               (19,845)
                                                       -----------              ---------
Pro forma net loss ............................        $(1,830,834)             $(197,428)
                                                       ===========              =========

Net loss per share:
    Basic and diluted- as reported ............        $     (0.09)             $   (0.01)
                                                       ===========              =========
    Basic and diluted - pro forma .............        $     (0.10)             $   (0.01)
                                                       ===========              =========

12.  Income Taxes

     Previously, we had recorded a full valuation allowance on the net operating loss carry forwards and other components of the deferred tax assets based on our expected ability to realize the benefit of those assets. In the year ending September 30, 2002, we reduced the valuation allowance by $270,000 based on our net income before taxes in the year then ending as well as expected net income before income taxes for the next fiscal year.

     During the past twelve months we have implemented several initiatives which will allow us to increase our overall revenue with limited capital investment. We are currently selling product into several new, higher-value markets. The implementation of our waste wire processing equipment in Iowa and Minnesota during fiscal 2003 has reduced our residual disposal costs and provided for increased revenue through the sale of the steel by-product and premium prices paid for crumb rubber feedstock.

     As noted previously, on June 30, 2004, we completed a $9 million financing with Laurus and had earmarked over $1 million for full implementation of our new high-volume tire processing facility in Tennessee. In August 2004, we used $350,000 of the proceeds as a "good faith" deposit with a third party towards the acquisition of certain processing equipment that would be required in Tennessee. In December 2004, we executed a Letter of Intent with the same third party, providing among other things our agreement to lease certain pieces of tire processing equipment which was initially intended to be utilized in Tennessee (See Note 8) and agreed to apply the $350,000 to preparation and moving of the equipment to be leased. Due to delays in identifying the appropriate remaining equipment for Tennessee, we reallocated approximately $650,000 of the proceeds to be used to re-establish our Georgia waste wire processing equipment line in November 2004 as well as support the limited Tennessee operation during this period. During February 2005, we determined that based on increasing inbound tire volumes in the Southeast and reduced existing processing capacity as well as equipment reliability issues, we would install a majority of the new leased equipment in Georgia in order to increase our plant processing capacity and reduce our disposal expense. We are currently evaluating several alternatives which will allow us to reduce our current operating losses in Tennessee during the second quarter of fiscal 2005 which include but are not limited to continuation of shredding on a limited basis in Tennessee. When the Tennessee facility is fully operational, we estimate the cost savings realized by processing Tennessee-sourced tires locally instead of transporting them to Georgia should exceed $80,000 per month. In addition, our Georgia waste wire processing equipment which was damaged by a fire in March 2003 was returned to operation in November 2004. Based on historical results and current Iowa and Minnesota performance of similar equipment, we anticipate our performance will be enhanced by almost $300,000 per quarter in the form of new product revenue and reduced disposal expenses in Georgia.

     While overall quality of revenue (total revenue per scrap tire) increased 10% during the quarter ended December 31, 2004 our overall inbound tires decreased 7% and total cost of sales increased approximately $1,284,000 or 19% primarily due to reduced processing capacity and equipment reliability issues at our Southeast and Western operations as well as unforeseen decreases in inbound tire volumes during the quarter which we believe was attributable to the lingering impact of severe weather conditions experienced in both regions during the late summer and early fall periods. We are currently installing equipment which we believe will positively impact the reduced processing capacity issues in the Southeast and have begun to experience increased inbound scrap tire volumes. Based on the unforeseen magnitude of the quarterly loss, we have determined the near-term realizability of the non-cash deferred tax asset of $270,000 to be questionable and therefore have provided a valuation allowance on the entire amount in the quarter. We will evaluate the realizability of these deferred tax assets each quarter.

Item 2. Management's Discussion and Analysis or Plan of Operations

     The following information should be read in conjunction with the unaudited consolidated financial statements and the notes thereto included in Item 1 of the Quarterly Report, and the audited consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Form 10-KSB filed for the year ended September 30, 2004.

Results of Operations

Three Months ended December 31, 2004 Compared to the Three Months ended December 31, 2003

     Net sales for the three months ended December 31, 2004 were $8,045,351, a 3% increase, compared to last year's net sales of $7,798,750. Our overall quality of revenue increased 10% during the quarter ended December 31, 2004 primarily due to a 6% increase in overall product revenues and a 4% increase in tipping fees per passenger tire equivalent, despite the fact our inbound scrap tire volume decreased 7% during the quarter. We processed over 7.6 million passenger tire equivalents during the three months ended December 31, 2004, compared to approximately 8.1 million passenger tire equivalents during the quarter ended December 31, 2003.

     Overall end product sales increased $124,658 to $2,085,578 during the quarter ended December 31, 2004, compared to $1,960,920 for the same period last year, despite our Georgia waste wire processing equipment being off-line from April 2003 to November 2004. The increase in end product sales is attributable to implementation of our waste wire processing equipment in the Midwest during the second half of fiscal 2003 and stronger crumb rubber and tire derived fuel sales during the quarter ended December 31, 2004.

     Gross profit for the quarter ended December 31, 2004 was $101,124 or 1% of net sales, compared to $1,138,809 or 15% of net sales for the quarter ended December 31, 2003. Our cost of sales increased approximately $1,284,000 or 19% primarily due to reduced processing capacity and equipment reliability issues at our Southeast and Western operations as well as unforeseen decreases in inbound tire volumes during the quarter which we believe was attributable to the lingering impact of severe weather conditions experienced in both regions during the late summer and early fall periods. We are currently installing equipment which we believe will positively impact the reduced processing capacity issues in the Southeast and have begun to experience increased inbound scrap tire volumes.

     Selling, general and administrative expenses for the quarter ended December 31, 2004 increased $147,295 to $1,215,536 or 15% of net sales, compared to $1,068,241 or 14% of net sales for the quarter ended December 31, 2003. The increase was primarily attributable to increased outside professional expenses.

     As a result of the foregoing, we had an operating loss of $1,114,412 for the quarter ended December 31, 2004 as compared to an operating profit of $70,568 for the quarter ended December 31, 2003.

     Interest and financing costs for the quarter ended December 31, 2004 increased $51,105 to $405,901, compared to $354,796 for the quarter ended December 31, 2003.

     In addition to the disruption of operations and lost revenues caused by the March 2003 fire, we also incurred additional direct costs relating to damaged equipment and excess disposal costs totaling approximately $95,000 which were offset by an insurance recovery of $207,873 during the quarter ended December 31, 2003.

     Based on the unforeseen magnitude of the quarterly loss, we determined the near-term realizability of the non-cash deferred tax asset of $270,000 to be questionable and therefore have provided a valuation allowance on the entire amount in the quarter and accordingly have written it off during the quarter ended December 31, 2004.

     As a result of the foregoing, our net loss for the quarter ended December 31, 2004 increased $1,627,254 to $1,804,837 or $.09 per basic share, compared to a net loss of $177,583 or $.01 per basic share for quarter ended December 31, 2003.

Liquidity and Capital Resources

     As of December 31, 2004, we had $297,012 in cash and cash equivalents and a working capital deficiency of $5,800,659. We understand that the continued, successful sales and marketing of our services and products, the introduction of new products, and re-establishing continued profitability from operations will be critical to our future liquidity.

     The Consolidated Statements of Cash Flows reflect events in 2004 and 2003 as they affect our liquidity. During the quarter ended December 31, 2004, net cash provided by operating activities was $684,392 which reflects a net loss of $1,804,837 which was positively impacted by depreciation and amortization of $669,280, a $270,000 non-cash deferred tax asset write-off, a $623,150 decrease in accounts receivable and a $1,019,245 increase to accounts payable. During the quarter ended December 31, 2003, net cash used by operating activities was $405,816 reflecting a net loss of $177,583; a decrease in accounts payable and accrued expenses of $1,120,945 and an increase in product inventory of $204,065. These amounts were positively impacted by depreciation and amortization and the receipt of $634,172 in insurance proceeds.

     Net cash used for investing activities was $759,450 for the quarter ended December 31, 2004 reflecting the purchase of $756,487 of machinery and equipment associated with the completion of our Georgia waste wire processing equipment in November 2004. The net cash used for investing activities for the quarter ended December 31, 2003 was $445,845.

     Net cash used for financing activities was $137,717 during the quarter ended December 31, 2004 and was positively impacted by availability under our new Laurus credit facility. This increase were offset by repayment of notes payable of $355,887 and capital leases of $77,801. Positively affecting cash flows from financing activities for the quarter ended December 31, 2003 were proceeds from the issuance of notes payable to unrelated and related parties.

     The financial statements have been prepared assuming we will continue as a going concern. We have incurred substantial losses from operations, and have a working capital deficiency of $5,800,659 at December 31, 2004. These factors raise substantial doubt about our ability to continue as a going concern. Our liquidity had been significantly and adversely affected since our primary source of working capital financing and long term debt, Southern Pacific Bank and its wholly owned subsidiary Coast Business Credit, were closed by the Commissioner of Financial Institutions of the State of California in February 2003. In particular, we have had to significantly slow down or delay the implementation of several growth initiatives, including establishing a new high volume tire processing facility in Tennessee, shredding and screening upgrades in Georgia and Minnesota, and the installation of our waste wire processing equipment in Minnesota. These conditions have caused us to incur both significant expenses in the short-term and have limitations on our ability to grow in the longer-term.

     Despite these challenges during the past twenty four months, we invested over $3 million in new equipment to increase processing capacity at our Iowa, Minnesota, Georgia and Tennessee locations which will allow us to increase our overall revenue with limited capital investment. We have identified, and are currently selling product into several new, higher-value markets as evidenced by a 13% increase in end product revenue during fiscal 2004 and 6% for the quarter ended December 31, 2004, despite the fact our Georgia waste wire processing equipment has been inoperable until November 2004. We estimate that during the year ended September 30, 2004, reduced end product revenue and excess waste disposal costs of over $1 million were associated with the impact of a March 31, 2003 fire. In November 2004, all previously damaged equipment was re-installed and became operational. We continue to experience strong demand for our end products and remain confident in our ability to continue to grow our revenue base. In addition, we have reconfigured our Wisconsin location to substantially reduce operating costs and maximize our return on assets and as of September 30, 2004 our efforts resulted in a $385,000 reduction in that facility's year-to-date expenses compared to the same period last year. The reconfiguration was completed during the quarter ended December 31,2004. Additionally, management continues to attempt to negotiate more favorable tipping fees with kiln relationships in several markets with the ultimate goal of substantially reducing these fees from current levels.

     We understand that our continued existence is dependent on our ability to achieve profitable status on a sustainable basis. and have implemented and/or are in the process of implementing the following actions:

   Credit Facility Refinancing

     Our liquidity had been significantly and adversely affected since our primary source of working capital financing and long term debt, Southern Pacific Bank and its wholly owned subsidiary Coast Business Credit, were closed by the Commissioner of Financial Institutions of the State of California in February 2003. In particular, we have had to significantly slow down or delay the implementation of several growth initiatives, including establishing a new high volume tire processing facility in Tennessee, shredding and screening upgrades in Georgia and Minnesota, and the installation of our waste wire processing equipment in Minnesota. These conditions have caused us to incur both significant expenses in the short-term and have limitations on our ability to grow in the longer-term.

     On June 30, 2004, however, we entered into a $9 million credit facility with Laurus Master Fund, Ltd., consisting of a $5 million convertible, revolving working capital line of credit and a $4 million convertible term note. At closing, we borrowed $4 million under the term loan and $2 million under the line of credit, and used approximately $1,860,000 of the proceeds to repay the outstanding indebtedness under our existing credit facility with WAMCO and approximately $1,070,000 to repay in full the indebtedness due Cryopolymers Leasing. Additional proceeds of the financing were used to increase working capital and to pay certain costs and fees associated with this transaction including a $425,000 placement fee paid to our investment bank.

     The line of credit has a three-year term. Borrowings bear interest at the prime rate published in The Wall Street Journal from time to time plus 1.0% (6.25% at December 31, 2004), and are convertible into shares of our common stock at the option of Laurus. Except for downward adjustments provided in the credit facility terms described below, the interest rate shall not be below 5%. Subject to certain limitations, Laurus will have the right, but not the obligation, to convert the first $1 million of borrowings under the line of credit into our common stock at a price of $1.31 (a 10% premium over the 22-day trailing average closing price of our common stock on the American Stock Exchange on June 30, 2004). The conversion price for each subsequent $1 million of borrowings will be adjusted upward so that the conversion price will always reflect a 10% premium over the 22-day trailing average closing price computed on each $1 million increment. The amount we may borrow at any time under the line of credit is limited to 90% of eligible accounts receivable (90 days or less) and 50% of eligible finished goods inventory, subject to certain limitations. The line of credit requires us to maintain a minimum borrowing of $1,000,000.

     In connection with the line of credit, we issued Laurus a warrant to purchase up to 990,000 shares of our common stock at prices ranging from $1.63 to $2.29. The warrant, valued at $82,731, is immediately exercisable, has a term of ten years and allows for cashless exercise at the option of Laurus, and does not contain any "put" provisions.

     Net proceeds received from advances made under the line at closing were allocated to the line of credit and the warrant based on their relative fair values resulting in a discount on the line of credit amounting to $186,700 which will be amortized to interest expense over the three-year term of the borrowing or immediately upon conversion.

     The term note also has a three-year term and bears interest at the prime rate published in The Wall Street Journal from time to time plus 1.0% (6.25 % at December 31, 2004), with interest payable monthly. Except for downward adjustments provided in the credit facility terms described below, the interest rate shall not be below 5%. Principal will be amortized over the term of the loan, commencing on November 1, 2004, with minimum monthly principal payments of $125,000. Laurus has the option to convert some or all of the principal and interest payments into common stock at a fixed conversion price of $1.25 reflecting a 5% premium over the 22-day trailing average closing price of our common stock on the American Stock Exchange on June 30, 2004. Subject to certain limitations, regular payments of principal and interest will be automatically payable in common stock if the 5-day average closing price of the common stock immediately preceding a payment date is greater than or equal to 110% of such fixed conversion price.

     In connection with the term note, we issued Laurus a warrant to purchase up to 390,000 shares of our common stock at prices ranging from $1.56 to $2.18. The warrant, valued at $37,161, is immediately exercisable, has a term of ten years and allows for cashless exercise at the option of Laurus, and does not contain any "put" provisions.

     Net proceeds received from issuance of the term note amounted to $3,788,950 and were allocated to the term note and the warrant based on their relative fair values. The note contained a beneficial conversion feature of $64,000 at issuance based on the intrinsic value of the shares into which the note is convertible, and a debt issue discount amounting to $248,200. The beneficial conversion discount was recorded as paid-in-capital and will be amortized to interest expense along with the debt discount over the three-year term of the note or ratably upon any partial conversion.

     We will be required to pay a premium of 2% of the amount of each principal payment made in cash under the line of credit and/or the term note. In addition, we will be required to pay a penalty of 20% of the then-outstanding balance of the term note if we prepay that note.

     The interest rate under each of the notes is subject to downward adjustment on a monthly basis (but not to less than 0%). The downward adjustment will be in the amount of 200 basis points (2.0%) for each incremental 25% increase in the average closing price of our common stock over the then applicable conversion price of the note for the five-day period preceding such monthly determination date if we have at that time registered for resale all of the shares of our common stock underlying the notes and warrants we are issuing to Laurus in this transaction, or 100 basis points (1.0%) for each incremental 25% increase in the average closing price of our common stock over the then applicable conversion price of the note for the five-day period preceding such monthly determination date if we have not at that time registered for resale all of such shares.

     The credit facility is secured by a first-priority security interest in substantially all of our assets, including the capital stock of our active subsidiaries. Our active subsidiaries have guaranteed our obligations to Laurus and have granted Laurus a security interest in their assets to secure this guarantee.

     We incurred investment banking costs amounting to $559,000, including $455,000 in cash and $103,840 in the form of 57,252 shares of our unregistered common stock valued at $75,000 and warrants to purchase up to 270,000 shares of our common stock valued at $28,840. The warrants are immediately exercisable, have a term of five years and have exercise prices ranging from $1.64 to $2.29.

     Total debt issuance costs incurred in connection with securing the Laurus credit facility amounted to approximately $674,000 which have been recorded as deferred financing costs to be amortized to interest expense over the three year term. Additionally, a management fee amounting to $315,000 was paid to Laurus from the closing proceeds, and was recorded as a debt discount to be amortized to interest expense over the three year term.

     We have agreed to register for resale under the Securities Act of 1933 the shares of common stock issuable to Laurus upon conversion of borrowings under the credit facility and upon exercise of the warrants. Pursuant to this agreement, we filed a registration statement on Form SB-2 with respect to 4,724,565 shares of our common stock with the Securities and Exchange Commission on July 30, 2004. This statement was declared effective on January 26, 2005. We will file a registration statement with respect to 2,157,000 additional shares that maybe issued to Laurus after the listing of those shares on the American Stock Exchange is approved by our stockholders.

     The amount of our common stock Laurus may hold at any given time is limited to no more than 4.99% of our outstanding capital stock and no more than 25% of our aggregate daily trading volume determined over the five-day period prior to the date of determination. These limitations may be waived by Laurus on 90 days' prior notice, or without notice if we are in default.

     The conversion price applicable to each of the notes and the exercise price of each of the warrants is subject to downward adjustment if we issue shares of our common stock (or common stock equivalents) at a price per share less than the applicable conversion or exercise price. There are exceptions for issuances of stock and options to our employees and for certain other ordinary course stock issuances.

     Subject to applicable cure periods, amounts borrowed from Laurus are subject to acceleration upon certain events of default, including: (i) any failure to pay when due any amount we owe to Laurus; (ii) any material breach by us of any other covenant made to Laurus; (iii) any misrepresentation made by us to Laurus in the documents governing the credit facility; (iv) the institution of certain bankruptcy and insolvency proceedings by or against us; (v) the entry of certain monetary judgments against us that are not paid or vacated for a period of 30 business days; (vi) suspensions of trading of our common stock;
(vii) any failure to deliver shares of common stock upon conversions under the credit facility; (viii) certain defaults under agreements related to any of our other indebtedness; (ix) payments of any dividends either in cash or stock and
(x) changes of control of our company. Substantial fees and penalties are payable to Laurus in the event of default.

   Additional Steps to Increase Liquidity

     Over the last several years, we have funded portions of our operating cash flow and growth from sales of equity securities and loans from officers and related parties.

     In a private placement commencing in February 2002 and ending September 30, 2003, we sold 1,458,511 shares of our common stock to investors, including existing shareholders, for gross proceeds of $2,133,603. A majority of the proceeds of this offering were used to acquire certain tire recycling operations and assets.

     In December 2003, we issued a 10% convertible note due December 2004 in the aggregate principal amount of $375,000 to an investor. The note was convertible at the option of the holder at any time prior to maturity into investment units at a price equal to $1.07 per unit with each unit consisting of one share of common stock and a warrant to purchase 1.5 shares of common stock at an exercise price of $1.07 per share, exercisable six months after issuance for a period of five years from date of issuance. The note was converted on June 24, 2004 into 369,331 shares of common stock and we issued warrants to purchase 553,997 shares of our common stock. When originally issued, this note reflected a beneficial conversion feature amounting to $154,226 and, upon conversion, the remaining unamortized beneficial conversion discount of approximately $77,000 was charged to interest expense.

     In April 2004, we commenced a private offering of investment units to accredited investors, each unit consisting of one share of our common stock and a warrant to purchase 0.5 shares of our common stock. As of June 30, 2004, when the offering terminated, we had sold 1,594,211 units (1,594,211 shares of our common stock and warrants to purchase 797,105 additional shares of our common stock at prices ranging from $1.56 to $2.06 per share) to investors, including our directors and existing shareholders, for gross proceeds of $1,547,800. We used the net proceeds of this offering to re-establish our Georgia waste wire processing capacity and for general working capital purposes during the seasonally slower portion of our fiscal year.

     From June 2003 through March 2004, several of our officers and members of their families loaned us an aggregate of $1,345,000. These advances bear interest at 12% and mature at various times through March 2006. In April 2004, several of these individuals agreed to invest approximately $550,000 of the amounts due them under the terms of their loans into the private placement described above. In April 2004, one of our officers applied approximately $187,000 of amounts due him to pay off notes receivable due our company and in June 2004 applied approximately $114,000 of amounts due him, plus $21,000 of accrued interest to exercise options to purchase 185,000 shares of our common stock. At September 30, 2004, the remaining balance on these advances amounted to $699,320.

   Repurchase of Class B Convertible Preferred Stock

   On February 14, 2002, we repurchased and retired all of the Class B convertible Preferred Stock held by Republic Services of Georgia, Limited Partnership (as successor to United Waste Services, Inc.) for a $1,500,000 promissory note bearing interest at 10% and due in February 2007 and 100,000 shares of common stock valued at $1.60 per share on the date of issuance.

     On May 6, 2002, Republic Services converted $750,000 of the principal amount of the February 14, 2002 promissory note into 300,000 unregistered shares of our common stock valued at $750,000. We issued Republic Services a promissory note for the remaining balance on the February 14, 2002 promissory note in the principal amount of $743,750 bearing interest at 10% and due in March 2007.

   Operating Performance Enhancements

     During the past five years, we have terminated under-performing operations and initiatives and eliminated the use of non-conventional financing methods that had contributed over $18.7 million to our accumulated deficit. In order to position our company to be stronger, more profitable and to enhance shareholder value in the future, we began initiatives during fiscal 2003 to upgrade existing operations, expand into new geographic locations to maximize existing transportation and marketing infrastructures, and continue to identify better and more profitable uses for existing and new products.

     Historically, our tire shredding operations were able to recover and sell approximately 60% of a processed tire with the balance disposed of as waste wire residual (cross-contaminated rubber and steel) at an annual cost exceeding $1,000,000 in prior years. We have previously purchased secondary equipment for our Georgia (damaged in the March 2003 fire; reestablished in November 2004), Iowa and Minnesota facilities to further process the waste wire residual into saleable components of rubber and steel that not only provide new sources of revenue but also significantly reduced our residual disposal costs.

     During the fourth quarter of fiscal 2002, we initiated a $1.5 million equipment upgrade to our Des Moines, Iowa tire processing facility. We completely replaced all tire shredders with more efficient, higher volume equipment and installed a waste wire processing equipment line that reduced waste wire disposal costs while increasing our production capacity to over 20 million pounds of rubber feedstock per year for our internal crumb rubber operations. From July through December 2002, we experienced inevitable one-time operational disruptions during the equipment installation. Additionally, we incurred increased transportation costs because a significant portion of Iowa tires were diverted to our Minnesota plant for processing during the upgrade. These disruptive factors negatively impacted earnings in the first quarter of fiscal 2003 by approximately $150,000. Additionally, we believe that these actions position us to better meet the growing market demand for our products and services as evidenced by the fact that Iowa crumb product shipments have increased almost three-fold during the fiscal year ended September 30, 2003, compared to the same period in fiscal 2002. The capital investment in Iowa was funded by a combination of internal cash flow and long-term debt provided by First American Bank of Des Moines, Iowa and the State of Iowa.

     On March 31, 2003, a portion of our Georgia facility and several pieces of waste wire processing equipment were damaged by a fire. As of September 30, 2003, damaged equipment and parts with a net book value of approximately $179,000 have been written off and we have incurred $225,000 of expenses associated with the fire, including $211,000 of excess waste wire disposal. In December 2003 we reached a $1.03 million settlement with our insurance carrier in connection with the claims associated with the fire and have received all remaining amounts due under this insurance claim. During the quarter ended December 31, 2003, we recognized $207,873 of casualty income associated with the insurance settlement before related costs of approximately $95,000 during the quarter. We estimate that during the year ended September 30, 2004, reduced end product revenue and excess waste disposal costs of over $1 million were associated with the impact of the March 31, 2003 fire. In November 2004, all previously damaged equipment was re-installed and became operational.

     Following the February 2003 decision to reconfigure our Wisconsin operations, waste wire processing equipment in Wisconsin was taken off line in March 2003 with the intention of moving it to our Minnesota operation. We had originally delayed the relocation of the equipment to Minnesota in order to evaluate whether to deploy it in Georgia to temporarily replace the damaged equipment; however in May 2003 we decided to relocate the Wisconsin equipment to Minnesota as planned. The Minnesota waste wire processing equipment began initial operation in July 2003. We estimate this equipment will reduce disposal expense by over $160,000 per year, while providing new sources of revenue and much needed material feedstock for our Iowa crumb rubber operations. In addition to the existing waste wire processing equipment, we invested an additional $250,000 in new support equipment and infrastructure improvements. These capital investments were funded by internal cash flow.

     In addition, during the first half of fiscal 2003, several new pieces of shredding and screening equipment were installed at our Minnesota and Georgia locations in order to meet increased demand for more lucrative smaller tire-derived fuel material in the Midwest and Southeast. These capital investments, which exceeded $525,000, were funded by internal cash flow.

Other Matters That Have Impacted Our Liquidity

   New Market Development Initiatives.

     The July 2002 acquisition of a scrap tire business in Azusa, California marked our first location in the western portion of the United States. We have devoted significant resources during the past twenty four months to expand and enhance our California market position in order to provide a solid foundation for future growth and sustainable profitability.

     On July 1, 2004, we acquired certain assets of American Tire Disposal, Inc. ("ATD") a southern California based company in the business of collecting and marketing approximately 1 million scrap tires for approximately $172,000 in assumed liabilities, forgiveness of trade payables due to us and cash. We have consolidated ATD's business into our existing California operations

     In February 2003, we announced our intent to open a new high-volume tire processing facility in LaVergne, Tennessee as a result of experiencing significant market share growth during the last two years. Historically, we transported all Tennessee-sourced tires to our Georgia facility to be processed. We anticipated that a majority of the funding to implement this initiative would come from our principal lender, which unfortunately was closed by the Commissioner of Financial Institutions of the State of California in February 2003, shortly after we received verbal approval to move forward. In July 2003, our Tennessee facility began processing local tires on a limited basis using excess and idle equipment from various other locations. We initially earmarked approximately $1 million of proceeds from the Laurus credit facility to purchase equipment necessary for our Tennessee facility.

     Due to delays in identifying the appropriate remaining equipment for Tennessee, we reallocated approximately $650,000 of the proceeds to be used to re-establish our Georgia waste wire processing equipment line in November 2004 as well as support the limited Tennessee operation during this period. During February 2005, we determined that based on increasing inbound tire volumes in the Southeast and reduced existing processing capacity as well as equipment reliability issues, we would install a majority of the new leased equipment in Georgia in order to increase our plant processing capacity and reduce our disposal expense. We are currently evaluating several alternatives which will allow us to reduce our current operating losses in Tennessee during the second quarter of fiscal 2005 which include but are not limited to continuation of shredding on a limited basis in Tennessee. When the Tennessee facility is fully operational, we estimate the cost savings realized by processing Tennessee-sourced tires locally instead of transporting them to Georgia should exceed $80,000 per month.

     Also in February 2003, we decided to reconfigure the operations of our Wisconsin facility from an unprofitable low-volume size reduction facility to a whole tire transfer station supplying compliant tires to a cement kiln. The decision was made because the cement kiln is anticipated to continue consuming a majority of the scrap tires collected by our Wisconsin facility. As of September 30, 2004, our on-going efforts to increase tire volume and reduce expenses in Wisconsin have resulted in a $385,000 reduction in that facility's year-to-date expenses compared to the same period last year. The reconfiguration was completed during the first quarter of fiscal 2005.

     In August 2004, we executed a non-binding letter of intent and escrow agreement in connection with a potential business acquisition. Pursuant to the escrow agreement, we have made a "good faith" payment amounting to $350,000, which was to be applied toward the purchase price upon completion of the transaction. On December 8, 2004, we executed a new letter of intent which superceded the August letter of intent in which we will lease, with an option to buy, certain pieces of tire processing equipment owned by the third party. These leases were executed in January 2005 and provide for aggregate monthly payments of $25,300 over terms ranging from 48 to 60 months. In addition, we were granted an exclusive purchase option to acquire additional operating assets of the third party if predetermined financial performance criteria are met by the third party during the subsequent fifteen to twenty four month period after December 8, 2004. The ultimate purchase price cannot be determined at this time. In return for the exclusive purchase option, we issued 127,389 shares of our common stock (valued at $200,000) to the third party. If we exercise our exclusive purchase option and close a transaction, the value of the shares will be applied against the purchase price of the assets. If the exclusive purchase option expires or we decide not to exercise the option, the third party shall retain a sufficient number of our shares to equal $200,000 (as of the date that the purchase option expires) and return the balance of such shares of common stock to us. If at the time the purchase option expires, the value of the shares is less than $200,000, we will issue a sufficient number of additional shares to equal $200,000. In connection with this agreement and based on the fair market value of our stock at each quarter end, we maybe required to record an asset or liability based upon the sufficient number of shares required to meet the requirements of the agreement, as required under Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities". We have also agreed to use the $350,000 held in escrow to prepare and move the leased equipment for our use. The $350,000 escrow deposit is included in other long term assets.

Effects of Inflation and Changing Prices

     Generally, we are exposed to the effects of inflation and changing prices. Primarily because the largest component of our collection and disposal costs is transportation, we are adversely affected by significant increases in the cost of fuel. Additionally, because we rely on floating-rate debt for certain financing arrangements, rising interest rates would have a negative effect on our performance.

     Based on our fiscal 2005 operating plan, we believe that available working capital together with revenues from operations, loans from affiliated and unaffiliated lenders including additional funding from Laurus will be necessary to satisfy our cash requirements for the foreseeable future.

Off-Balance Sheet Arrangements

     We lease various facilities and equipment under cancelable and non-cancelable short and long term operating leases which are described in Footnote 11 to the Audited Consolidated Financial Statements contained in our annual report on Form 10-KSB.

Cautionary Statement

     Information contained or incorporated by reference in this document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can be identified by the use of forward-looking terminology such as "may," "will," "would," "can," "could," "intend," "plan," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.

Factors That May Affect Future Results

Risks Related to our Business

We have lost money in the past nine consecutive quarters and may need additional working capital, which if not received, may force us to curtail operations.

     We have experienced nine consecutive quarters of net losses. While management has identified several significant non-recurring charges which have contributed to these losses, the continued, successful sales and marketing of our services and products, the introduction of new products and the re-establishment of profitable operations will be critical to our future liquidity. If we are unable to return to profitability before our cash is depleted, we will need to seek additional capital. There can be no assurance that we will be profitable in the future or, if we are not, that we will be able to obtain additional capital on terms and conditions acceptable to us or at all.

We have substantial indebtedness to Laurus Master Fund secured by substantially all of our assets. If an event of default occurs under the secured notes issued to Laurus, Laurus may foreclose on our assets and we may be forced to curtail our operations or sell some of our assets to repay the notes.

     On June 30, 2004, we entered into a $9 million credit facility with Laurus pursuant to secured promissory notes and related agreements. Subject to certain grace periods, the notes and agreements provide for the following events of default (among others):

     o    failure to pay interest and principal when due;

     o an uncured breach by us of any material covenant, term or condition in any of the notes or related agreements;

     o a breach by us of any material representation or warranty made in any of the notes or in any related agreement;

     o any money judgment or similar final process is filed against us for more than $50,000;

     o any form of bankruptcy or insolvency proceeding is instituted by or against us; and

     o suspension of our common stock from our principal trading market for five consecutive days or five days during any ten consecutive days.

     In the event of a future default under our agreements with Laurus, Laurus may enforce its rights as a secured party and we may lose all or a portion of our assets, be forced to materially reduce our business activities or cease operations.

We may require additional funding to sustain and grow our business, which funding may not be available to us on favorable terms or at all. If we do not obtain funding when we need it, our business may be adversely affected. In addition, if we have to sell securities in order to obtain financing, the rights of our current holders may be adversely affected.

     We may have to seek additional outside funding sources to satisfy our future financing demands if our operations do not produce the level of revenue we require to maintain and grow our business. We will also need funding to pursue acquisitions. We cannot assure you that outside funding will be available to us at the time that we need it and in the amount necessary to satisfy our needs, or, that if such funds are available, they will be available on terms that are favorable to us. If we are unable to secure financing when we need it, our business may be adversely affected. If we have to issue additional shares of common stock or securities convertible into common stock in order to secure additional funding, our current stockholders may experience dilution of their ownership of our shares. In the event that we issue securities or instruments other than common stock, we may be required to issue such instruments with greater rights than those currently possessed by holders of our common stock.

In March 2003, a portion of our Georgia facility and several pieces of equipment were damaged by fire; as a result we have experienced increased disposal costs and reduced product revenue in Georgia.

     On March 31, 2003, a portion of our Georgia facility and several pieces of waste wire processing equipment were damaged by a fire, which resulted in increased disposal costs and reduced product revenue in Georgia. These conditions continued until the re-installation of the equipment was completed and returned to operative status in November 2004.

We may not realize the anticipated benefits associated with the establishment of our Tennessee operations.

     In February 2003, as a result of experiencing significant market share growth during the last two years, we announced our intent to open a new high-volume tire processing facility in LaVergne, Tennessee. Historically, we have transported all Tennessee-sourced tires to our Georgia facility for processing. In July 2003, we began processing tires on a limited basis in Tennessee utilizing excess and idle equipment from various GreenMan subsidiaries. Until we are successful in purchasing the appropriate high-volume shredding and ancillary equipment for our Tennessee facility, we will continue to incur excess transportation costs necessitated by transporting Tennessee-sourced tires to Georgia instead of processing them locally.

     We initially allocated approximately $1 million of proceeds from the Laurus credit facility to purchase necessary shredding equipment for our Tennessee facility. In August 2004, we used $350,000 of the proceeds as a "good faith" deposit with a third party towards the acquisition of certain processing equipment that would be required in Tennessee. In December 2004, we executed a Letter of Intent with the same third party, providing among other things our agreement to lease certain pieces of tire processing equipment which was initially intended to be utilized in Tennessee (See Note 8) and agreed to apply the $350,000 to preparation and moving of the equipment to be leased. Due to delays in identifying the appropriate remaining equipment for Tennessee, we reallocated approximately $650,000 of the proceeds to be used to re-establish our Georgia waste wire processing equipment line in November 2004 as well as support the limited Tennessee operation during this period. During February 2005, we determined that based on increasing inbound tire volumes in the Southeast and reduced existing processing capacity as well as equipment reliability issues, we would install a majority of the new leased equipment in Georgia in order to increase our plant processing capacity and reduce our disposal expense. We are currently evaluating several alternatives which will allow us to reduce our current operating losses in Tennessee during the second quarter of fiscal 2005 which include but are not limited to continuation of shredding on a limited basis in Tennessee. When the Tennessee facility is fully operational, we estimate the cost savings realized by processing Tennessee-sourced tires locally instead of transporting them to Georgia should exceed $80,000 per month. No assurance can be given, however, that we will be able to open this facility in a timely manner.

Improvement in our business depends on our ability to increase demand for our products and services.

     Adverse events or economic or other conditions affecting markets for our products and services, potential delays in product development, product and service flaws, changes in technology, changes in the regulatory environment and the availability of competitive products and services are among a number of factors that could limit demand for our products and services.

Our business is subject to extensive and rigorous government regulation; failure to comply with applicable regulatory requirements could substantially harm our business.

     Our tire recycling activities are subject to extensive and rigorous government regulation designed to protect the environment. The establishment and operation of plants for tire recycling are subject to obtaining numerous permits and compliance with environmental and other government regulations. The process of obtaining required regulatory approvals can be lengthy and expensive. The Environmental Protection Agency and comparable state and local regulatory agencies actively enforce environmental regulations and conduct periodic inspections to determine compliance with government regulations. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, seizure or recall of products, operating restrictions, and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could impose costly new procedures for compliance, or prevent us from obtaining, or affect the timing of, regulatory approvals.

The market in which we operate is highly competitive, fragmented and decentralized and our competitors may have greater technical and financial resources.

     The market for our services is highly competitive, fragmented and decentralized. Many of our competitors are small regional or local businesses. Some of our larger competitors may have greater financial and technical resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their services. Competition could increase if new companies enter the markets in which we operate or our existing competitors expand their service lines. These factors may limit or prevent any further development of our business.

Our success depends on the retention of our senior management and other key personnel.

     Our success depends largely on the skills, experience and performance of our senior management, particularly, Robert H. Davis, our Chief Executive Officer; Charles E. Coppa, our Chief Financial Officer; Mark T. Maust, our Midwest Regional Vice President; Thomas A. Carter, our Southeastern Regional Vice President; and James C. Dodenhoff, our California Vice President. The loss of any of these personnel could have a material adverse effect on our business, financial condition and results of operations.

Seasonal factors may affect our quarterly operating results.

     Seasonality may cause our total revenues to fluctuate. We typically process fewer tires during the winter and experience a more pronounced volume reduction in severe weather conditions. In addition, a majority of our crumb rubber is used for playground and athletic surfaces, running tracks and landscaping/groundcover applications which are typically installed during the warmer portions of the year. Similar seasonal or other patterns may develop in our business.

Inflation and Changing Prices may hurt our business.

     Generally, we are exposed to the effects of inflation and changing prices. Primarily because the largest component of our collection and disposal costs is transportation, we are adversely affected by significant increases in the cost of fuel. Additionally, because we rely on floating-rate debt for certain financing arrangements, rising interest rates would have a negative effect on our financial performance.

If we acquire other companies or businesses, we will be subject to risks that could hurt our business.

     A significant part of our business strategy entails future acquisitions, or significant investments in, businesses that offer complementary products and services. Promising acquisitions are difficult to identify and complete for a number of reasons. Any acquisitions completed by our company may be made at substantial premiums over the fair value of the net assets of the acquired companies, and competition may cause us to pay more for an acquired business than its long-term fair market value. There can be no assurance that we will be able to complete future acquisitions on terms favorable to us or at all. In addition, we may not be able to integrate future acquired businesses, at all or without significant distraction of management from our ongoing business. In order to finance acquisitions, it may be necessary for us to issue shares of our capital stock to the sellers of the acquired businesses and/or to seek additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to us and, in the case of an equity financing or the use of our stock to pay for an acquisition, may result in dilution to our existing stockholders.

As we grow, we are subject to growth related risks.

     We are subject to growth-related risks, including capacity constraints and pressure on our internal systems and personnel. In order to manage current operations and any future growth effectively, we will need to continue to implement and improve our operational, financial and management information systems and to hire, train, motivate, manage and retain employees. We may be unable to manage such growth effectively. Our management, personnel or systems may be inadequate to support our operations, and we may be unable to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth. Any such failure could have a material adverse impact on our business, operations and prospects. In addition, the cost of opening new facilities and the hiring of new personnel for those facilities could significantly decrease our profitability, if the new facilities do not generate sufficient additional revenue.

Risks Related to the Securities Market

Our stock price may be volatile, which could result in substantial losses for our shareholders.

     Our common stock is thinly traded and an active public market for our stock may not develop. Consequently, the market price of our common stock may be highly volatile. Additionally, the market price of our common stock could fluctuate significantly in response to the following factors, some of which are beyond our control:

     o    changes in market valuations of similar companies;

     o announcements by us or by our competitors of new or enhanced products, technologies or services or significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;

     o    regulatory developments;

     o    additions or departures of senior management and other key personnel;

     o deviations in our results of operations from the estimates of securities analysts; and

     o    future issuances of our common stock or other securities.

We have options, warrants and convertible promissory notes currently outstanding. Exercise of these options and warrants, and conversions of these promissory notes will cause dilution to existing and new shareholders. Future sales of common stock by Laurus and our existing stockholders could result in a decline in the market price of our stock.

     As of December 31, 2004, we have options and warrants to purchase approximately 6,986,359 shares of common stock outstanding in addition to $6,000,000 of convertible promissory notes. The principal and interest amounts of these notes are convertible into approximately 4,727,000 shares of common stock. The exercise of our options and warrants, and the conversion of these promissory notes, will cause additional shares of common stock to be issued, resulting in dilution to investors and our existing stockholders. As of December 31, 2004, approximately 11,000,000 shares of our common stock were eligible for sale in the public market. This represents approximately 58 percent of our outstanding shares of common stock. After the effective date of our registration statement on Form SB-2 was deemed effective on January 25, 2005, approximately 15,700,000 shares of our common stock will be eligible for resale in the public market. Sales of a significant number of shares of our common stock in the public market could result in a decline in the market price of our common stock, particularly in light of the illiquidity and low trading volume in our common stock.

Our directors, executive officers and principal stockholders own a significant percentage of our shares, which will limit your ability to influence corporate matters.

     Our directors, executive officers and other principal stockholders owned approximately 39 percent of our outstanding common stock as of June 30, 2004. Accordingly, these stockholders could have a significant influence over the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets and also could prevent or cause a change in control. The interests of these stockholders may differ from the interests of our other stockholders. In addition, limited number of shares held in public float effect the liquidity of our common stock. Third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

     We have paid no cash dividends on our capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our businesses. As a result, capital appreciation, if any, of our common stock will be shareholders' sole source of gain for the foreseeable future.

Anti-takeover provisions in our charter documents and Delaware law could discourage potential acquisition proposals and could prevent, deter or delay a change in control of our company.

     Certain provisions of our Restated Certificate of Incorporation and By-Laws could have the effect, either alone or in combination with each other, of preventing, deterring or delaying a change in control of our company, even if a change in control would be beneficial to our stockholders. Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

Environmental Liability

     There are no known material environmental violations or assessments.

Item 3  Controls and Procedures

     Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2004. In designing and evaluating our disclosure controls and procedures, we recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applied its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2004, our disclosure controls and procedures were (1) designed to ensure that material information relating to the company, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

     No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.